Pan American Silver and Tahoe Resources Create the World's Premier Silver Mining Company

Vancouver, B.C. - Nov. 14, 2018 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American") or the "Company") and Tahoe Resources Inc. (NYSE:TAHO) (TSX:THO) ("Tahoe") today announced that they have entered into a definitive agreement for Pan American to acquire all of the outstanding shares of Tahoe pursuant to a plan of arrangement (the "Transaction"), creating the world's premier silver mining company. Shareholders of Tahoe will be entitled to elect to receive common shares of Pan American and/or cash in exchange for their shares of Tahoe. Additional consideration will be in the form of the right to a contingent payment in common shares of Pan American tied to the restart of the Escobal mine in Guatemala.

Highlights of the combined entity:

  World-class primary silver asset portfolio, diversified across the Americas.
  World's largest silver reserve base and silver measured and indicated resource base.
  Largest publicly-traded silver mining company by free float.
  Superior operating metrics with industry-leading production, growth and margins.
  Robust growth profile with the restart of the Escobal silver mine following completion of the consultation process and community engagement. Escobal is a well built, turn-key operation with minimal capital outlay and development risk. The mine produced 21Moz of Ag at US$8.63/oz Ag AISC during its last four quarters of undisturbed production.
  Additional upside through expansion of the La Colorada mine following the recent exploration discovery and potential development of Navidad, one of the world's largest undeveloped primary silver deposits.
  Gold assets well positioned to deliver low-cost production following recent capital investments.
  Management team with a 25-year proven track record of responsibly building and operating mines in Latin America.
  Strong financial position and access to capital, enabling the Company to advance key growth projects.
  Potential non-core asset sales and operating synergies to provide further strengthening of the balance sheet.

Transaction Terms

Pursuant to the Arrangement, Tahoe shareholders may elect to receive US$3.40 in cash or 0.2403 Pan American shares for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56.0 million, totaling US$1,067 million (the "Base Purchase Price"). The Base Purchase Price represents a premium of 34.9% to Tahoe’s volume weighted average price (“VWAP”) for the 20-day period ending on November 13, 2018.

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In addition, Tahoe shareholders will receive contingent consideration in the form of contingent value rights (“CVRs”), that will be exchanged for 0.0497 Pan American shares for each Tahoe share, currently valued at US$221 million, and payable upon first commercial shipment of concentrate following restart of operations at the Escobal mine (the “Contingent Purchase Price”). The CVRs will be transferable and have a term of 10 years. The total consideration, including the Base Purchase Price and the Contingent Purchase Price, is US$4.10 per share representing a premium of 62.8% to Tahoe’s VWAP for the 20-day period ending on November 13, 2018.

At closing, existing Pan American and Tahoe shareholders will own approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVR, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding following completion of the Transaction).

Each of Tahoe’s directors and senior officers, who together hold or exercise control or direction over approximately 5.3 million common shares of Tahoe, representing approximately 1.7% of Tahoe’s issued and outstanding common shares, have entered into support agreements with Pan American, agreeing to vote their Tahoe shares in favour of the Transaction.

Pan American has sufficient cash on hand and available under existing credit arrangements to finance the cash portion of the consideration for the Transaction.

Commenting on the transaction, Michael Steinmann, President and Chief Executive Officer of Pan American Silver, said: “The combination of Pan American and Tahoe will establish the world’s premier silver mining company with an industry-leading portfolio of assets, superior growth opportunities and attractive operating margins. This transaction doubles our silver reserves and further improves our cost profile. We will build on that strong foundation, optimizing these high-quality assets to deliver profitable growth and superior returns."

Added Mr. Steinmann: "We are proud of our 25-year track record of operating mines in Latin America in an ethical, collaborative and sustainable way. Our reputation as a responsible operator reflects our ability to build successful partnerships with the communities around our operations, respecting the diversity of local populations and safeguarding the natural environment. We are looking forward to applying this experience at Escobal, and working with the local communities towards concluding the consultation process and gaining their support to enable the restart of the mine."

Kevin McArthur, Executive Chair of Tahoe Resources, said: "This transaction allows our shareholders to participate in the creation of the world's premier silver company with the contribution of the world-class Escobal mine to Pan American's existing asset base. In addition to the upfront premium, we will continue to participate in the upside inherent in a restart of Escobal through the CVRs. Pan American’s excellent track record of developing mines and fostering strong, mutually beneficial relationships with local stakeholders gives us confidence that the combined company will be best positioned to maximize value for shareholders."

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Board of Directors’ Recommendations
The Board of Directors of Pan American has unanimously approved the Transaction. The Board of Directors of Tahoe, on the unanimous recommendation of a Committee of Independent Directors of Tahoe, has unanimously approved the Transaction. The Board of Directors of each of Pan American and Tahoe unanimously recommend that Pan American and Tahoe shareholders vote in favor of the Transaction.

BMO Capital Markets and Trinity Advisors Corporation have each provided a fairness opinion to the Independent Committee of the Board of Directors of Tahoe. CIBC World Markets Inc. and TD Securities have each provided a fairness opinion to Pan American’s Board of Directors.

Each of the directors and senior officers of Pan American, holding approximately 3.3 million of Pan American’s common shares, representing approximately 2.2% of Pan American's issued and outstanding common shares have entered into agreements to support the Transaction.

Transaction Conditions and Timing
The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of: (i) 66 2 / 3 % of the votes cast by the holders of Tahoe’s common shares present in person or represented by proxy, and (ii) if applicable, a simple majority of the votes cast by the holders of Tahoe’s common shares after excluding any votes of “related parties” and “interested parties’ and other persons required to be excluded under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting to consider the Transaction.

The completion of the Transaction will also require approval of a simple majority of Pan American shareholders in respect of the share issuance in connection with the Transaction and approval from 66 2 / 3 % of Pan American's shareholders to an increase in Pan American's authorized share capital.

The completion of the Transaction will also be subject to regulatory approvals and closing conditions customary in transactions of this nature. The Arrangement Agreement provides for customary deal-protection provisions, including mutual non-solicitation covenants and rights to match superior proposals. The Arrangement Agreement includes a reciprocal termination fee of US$38 million, payable by Tahoe to Pan American, or Pan American to Tahoe, as the case may be, under certain circumstances.

It is anticipated that the special shareholder meetings of Tahoe and Pan American shareholders to consider the Transaction will be held in January 2019. The Transaction is expected to close in the first quarter of 2019.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

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Advisors and Counsel
CIBC World Markets Inc. is acting as lead financial advisor to Pan American in connection with the Transaction and TD Securities has provided a fairness opinion to Pan American's Board of Directors. Borden Ladner Gervais LLP is serving as Canadian counsel and Skadden, Arps, Slate, Meagher & Flom LLP is acting as U.S. counsel to Pan American.

Trinity Advisors Corporation is acting as financial advisor to Tahoe in connection with the Transaction and BMO Capital Markets has provided a fairness opinion to Tahoe's Board of Directors. Cassels Brock & Blackwell LLP is serving as Canadian counsel to the Committee of Independent Directors of Tahoe and Neal Gerber Eisenberg LLP is acting as U.S. counsel to Committee of the Independent Directors of Tahoe.

A conference call to discuss the transaction is scheduled for November 14, 2018

Date:	November 14, 2018
Time:	8:30 am ET (5:30 am PT)
Dial-in numbers:	1-855-327-6838 (toll-free in Canada and the U.S.)
+1-604-235-2082 (international participants)
Webcast:	www.panamericansilver.com

Media is welcome to participate in listen-only mode.

Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at www.panamericansilver.com. An archive of the webcast will also be available for three months.

Transaction Documents
Documents related to the Transaction will be available on Pan American Silver's website at www.panamericansilver.com. The Company has posted a new corporate video "Creating a New Global Leader in Silver" on the website. Shareholder meeting circulars, which will incorporate material information related to the Transaction, are expected to be mailed to shareholders of Tahoe and Pan American on or about December 6, 2018.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

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For more information, visit: www.panamericansilver.com.

About Tahoe Resources
Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For more information contact:
Siren Fisekci, Vice President, Investor Relations & Corporate Communications
Pan American Silver
Ph: +1 604-806-3191
Email: ir@panamericansilver.com

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
Ph: +1 775-448-5812
Email: abarrows@tahoeresources.com

For media-related inquiries contact:
Brian Cattell
CLP Strategies
Ph: +1 917-280-5455
+1 646-569-5504
Email: bcattell@clpstrategies.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the anticipated completion of the Transaction and timing for such completion, operating metrics, growth profile and opportunities, completion of the ILO 169 consultation process, community engagement and re-issuance of licenses and permits to enable the restart of the Escobal mine and production from such mine, first commercial shipment of concentrate from Escobal following restart of operations and the conversion and exchange of the CVRs following such an event, expansion of the La Colorada mine, the development of Navidad, access to capital, potential non-core asset sales and timing for such sales, operating synergies, sources and impact of funding of the Transaction, approval of the Transaction by Tahoe and Pan American shareholders, operating margins, shareholder returns, cost profile, obtaining regulatory approvals, closing conditions for the Transaction being met; the dates for the Tahoe and Pan American shareholder meetings, and the applicability of the exemption under Section 3(a)(10) of the Securities Act to the securities issuable in the Transaction. These forward-looking statements and information reflect Pan American and Tahoe's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American and Tahoe, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.

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The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms and schedule; the ability of the parties to successfully integrate the operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction.

Certain of these factors are identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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